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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Scottish Annuity & Life Holdings, Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

G7885T104

(CUSIP Number)

December 31, 2002 - Filing pursuant to Rule 13d-2(b)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. G7885T104

1.	Name of Reporting Person: BOSTON PARTNERS ASSET MANAGEMENT, L.P.	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
Not applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: -0- shares

	6.	Shared Voting Power: 1,226,635 shares

	7.	Sole Dispositive Power: -0- shares

	8.	Shared Dispositive Power: 1,226,635 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,635 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person (See Instructions): IA, PN

13G
CUSIP No. G7885T104

1.	Name of Reporting Person: BPAM (GP), LLC	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
Not applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: -0- shares

	6.	Shared Voting Power: 1,226,635 shares

	7.	Sole Dispositive Power: -0- shares

	8.	Shared Dispositive Power: 1,226,635 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,635 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person (See Instructions): HC, 00

13G
CUSIP No. G7885T104

1.	Name of Reporting Person: BPAM Holding Company	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
Not applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: -0- shares

	6.	Shared Voting Power: 1,226,635 shares

	7.	Sole Dispositive Power: -0- shares

	8.	Shared Dispositive Power: 1,226,635 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,635 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person (See Instructions): HC, 00

13G
CUSIP No. G7885T104

1.	Name of Reporting Person: Desmond John Heathwood	I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
Not applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:
	5.	Sole Voting Power: -0- shares

	6.	Shared Voting Power: 1,226,635 shares

	7.	Sole Dispositive Power: -0- shares

	8.	Shared Dispositive Power: 1,226,635 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,226,635 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not applicable

11.	Percent of Class Represented by Amount in Row (9): 4.6%

12.	Type of Reporting Person (See Instructions): HC, IN

13G

Item 1.
	(a)	Name of Issuer:
Scottish Annuity & Life Holdings, Ltd. (the “Issuer”)
	(b)	Address of Issuer's Principal Executive Offices:
P.O. Box HM 2939, Crown House, Third Floor, 4 Par-la-Ville Road, Hamilton HM08, Bermuda

Item 2.
	(a)	Names of Persons Filing:
Boston Partners Asset Management, L.P. (“BPAM”), BPAM (GP), LLC (“BPAM GP”), BPAM Holding Company, and Desmond John Heathwood. BPAM, BPAM GP, BPAM Holding Company, and Mr. Heathwood are sometimes referred to collectively herewith as the “Reporting Persons.”
	(b)	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 28 State Street, 20th Floor, Boston, MA 02109.
	(c)	Citizenship:
BPAM is a Delaware limited partnership. BPAM GP is a Delaware limited liability company. BPAM Holding Company is a Massachusetts business trust. Mr. Heathwood is a United States citizen.
	(d)	Title of Class of Securities:
Common Stock, $.01 par value (“Common Stock”).
	(e)	CUSIP Number:
G7885T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount beneficially owned:
Each of the Reporting Persons may be deemed to own beneficially 1,226,635 shares of Common Stock at December 31, 2002. BPAM owns of record 1,226,635 shares of Common Stock. As general partner of BPAM, BPAM GP may be deemed to own beneficially all of the shares of Common Stock that BPAM may be deemed to own beneficially. As the sole member of BPAM GP, BPAM Holding Company may be deemed to own beneficially all of the shares of Common Stock that BPAM GP may be deemed to own beneficially. As principal shareholder and sole trustee of BPAM Holding Company, Mr. Heathwood may be deemed to own beneficially all of the shares of Common Stock that BPAM Holding Company may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to own beneficially 1,226,635 shares of Common Stock of the Issuer.
(b) Percent of class:
4.6 % for all Reporting Persons.
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
0 shares for all Reporting Persons.
(ii) Shared power to vote or to direct the vote:
1,226,635 shares for all Reporting Persons.
(iii) Sole power to dispose or to direct the disposition of:
0 shares for all Reporting Persons.
(iv) Shared power to dispose or to direct the disposition of:
1,226,635 shares for all Reporting Persons.
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Pursuant to Rule 13d-4, each of BPAM GP, BPAM Holding Company, and Mr. Heathwood expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

BPAM holds all of the above 1,226,635 shares under management for its clients, who have the right to direct the receipt of dividends, to receive dividends from such shares and to receive the proceeds from the sale of such shares. None of these clients holds more than five percent of the Common Stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit 2.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule §240.13d-1(c) or Rule §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable. BPAM, BPAM GP, BPAM Holding Company, and Mr. Heathwood expressly disclaim membership in a “group” as defined in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated: February 13, 2003

BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:	BPAM (GP), LLC, the Class A General Partner

	By:	BPAM Holding Company, its sole member

		By:	/s/Mary Ann Iudice William J. Kelly Treasurer and Secretary
			By:	Mary Ann Iudice Attorney-in-Fact*

BPAM (GP), LLC

By:	BPAM Holding Company, its sole member

	By:	/s/ Mary Ann Iudice William J. Kelly Treasurer and Secretary
		By:	Mary Ann Iudice Attorney-in-Fact*

BPAM Holding Company

	By:	/s/ Mary Ann Iudice William J. Kelly Treasurer and Secretary
		By:	Mary Ann Iudice Attorney-in-Fact*

/s/Mary Ann Iudice Desmond John Heathwood
By:	Mary Ann Iudice Attorney-in-Fact**

*       Signed pursuant to a Power of Attorney executed by William J. Kelly, a copy of which is filed herewith as Exhibit 24.2.

**    Signed pursuant to a Power of Attorney executed by Desmond John Heathwood (contained as Exhibit 24.1 to this Schedule 13G filed with the Securities and Exchange Commission on February 9, 2001, and incorporated herein by reference).